Alan J. Wilson

+1 202 663 6474 (t)

+1 202 663 6363 (f)

alan.wilson@wilmerhale.com

January 8, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Lumley and Rufus Decker

Re: WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 30, 2020
File No. 001-38303

Dear Ms. Lumley and Mr. Decker:

On behalf of WPP plc and its subsidiaries (the “Company” or “Group”), this letter responds to the comment received from the Commission in a letter to the Company dated October 27, 2020 (“Comment Letter”) pertaining to the captioned report on Form 20-F. The response contained herein is based on information provided to us by representatives of the Company. For ease of reference in this letter, the Commission’s comment contained in the Comment Letter is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

1.

It appears you have bank overdrafts as of the end of each period presented in your Form 20-F and your Form 6-K submitted September 3, 2020. Please tell us how you determined that these bank overdrafts met the criteria in paragraphs 7 to 9 of IAS 7 to be included in cash and cash equivalents. In doing so, please explain the terms of these bank overdrafts and whether they are repayable on demand. Further, explain in detail how you concluded that these bank overdrafts form an integral part of your cash management and do not represent a form of financing. Also, demonstrate for us that the balances often fluctuated to being positive during each period presented in your Form 20-F and your Form 6-K submitted September 3, 2020.

The bank overdrafts as of the end of each period presented in the Group’s Form 20-F and Form 6-K submitted September 3, 2020 meet the criteria in paragraphs 7 to 9 of IAS 7 to be included in cash and cash equivalents as they are repayable on demand, are components of the Group’s

Securities and Exchange Commission Division of Corporation Finance January 8, 2021 Page 2

centralized treasury strategy employed across the Group, and, as such, form an integral part of the Group’s cash management. As described below, the Group’s bank overdrafts arise in three manners: unpresented checks related to bank accounts in the Group’s zero balancing cash pooling arrangements, overdrafts within the Group’s ‘nominal’ cash pooling arrangements and other overdrafts.

The Group has a centralized treasury function and utilizes cash pooling arrangements with its banking partners in its major markets to manage the Group’s cash position. The Group’s cash pooling arrangements take the following forms:

•	A ‘zero balancing’ basis (most common in the United States), where cash is swept each day from each participating legal entity and respective account to the cash pool leader; and

•

A ‘nominal’ basis, where each company has its own bank account (i.e., cash is not swept to a pool leader), but such account is part of a wider cash pooling agreement with the bank, and all accounts forming part of the agreement are managed on a net basis and historically were presented net in the Group’s balance sheet (see below for discussion of presentation error). Each bank also treats these accounts as pooled for the purpose of assessing its credit exposure to the Group and charges or pays interest to the Group on the net balance of the pool.

Other overdrafts exist in certain countries where the Group does not have formal cash pooling arrangements.

In the case of ‘zero balancing’ cash pooling arrangements, as checks are written and mailed to the Group’s vendors, they create bank overdrafts for financial reporting purposes but the participating bank accounts have nil balances through cash pooling until the checks are paid by the respective banks and the overdrafts settled each day through daily cash pooling. As checks are paid and new checks issued, the balances in the participating bank accounts fluctuate regularly between a nil and an overdraft position, which is repayable on demand. The cash pool in total (participating and lead accounts) is consistently in a net cash positive position; as such, overdrafts in participating bank accounts do not represent a form of financing from each cash pool bank counterparty and no interest expense is incurred. The accounts are integrally linked to the cash management of the Group, as they result from the cash pooling arrangements set up for exactly this purpose, and the Group considers that these overdrafts are appropriately presented as a component of cash and cash equivalents in accordance with paragraphs 7 to 9 of IAS 7 and as disclosed in note 11 of the Group’s 2019 Form 20-F and note 11 of its Form 6-K submitted September 3, 2020.

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In the case of ‘nominal’ cash pooling arrangements, whilst there are certain accounts in overdraft positions within these ‘nominal’ cash pooling arrangements, which are repayable on demand, that do not fluctuate regularly between positive and negative balances, the accounts are an integral part of the Group’s cash management. The Group manages these accounts on a net basis in accordance with the ‘nominal’ cash pooling arrangements, interest is earned from or paid to the bank on a net basis based on the net balance of the pool, and the Group actively manages the net balance in each ‘nominal’ cash pooling arrangement to a nil position, i.e., there is no financing element within the notional cash pooling arrangements. Hence, the Group considers that overdrafts in certain accounts in its nominal cash pooling arrangements are appropriately presented as a component of cash and cash equivalents in accordance with paragraphs 7 to 9 of IAS 7.

As described in the Group’s Form 6-K filed on December 14, 2020, the Group had incorrectly presented bank accounts in a positive cash position and those in an overdraft position within the ‘nominal’ cash pooling arrangement on a net basis in the balance sheet when they did not meet the netting criteria in IAS 32 Financial Instruments: Presentation. These accounts will now be presented gross in the balance sheet. The correction of this presentation error will increase the cash and overdrafts in the balance sheet but will have no impact on the Group’s statements of income, comprehensive income, changes in equity or cash flows.

Other overdrafts exist in certain countries where the Group does not have formal cash pooling arrangements. In such circumstances, the Group uses bank and overdraft accounts on an integrated Group and country-wide basis to manage the cash requirements in each jurisdiction through transfers of cash between entities. As such, the period end position for each of cash and cash overdrafts are presented gross in the balance sheet, depending on the legal position and intention to settle gross or net at that point in time. All such overdrafts are unsecured and are repayable on demand. Certain of these individual accounts do not have the characteristics of fluctuating between positive and overdrawn, however, such accounts are immaterial in amount. Similar to the Group’s formal cash pooling arrangements, with respect to the other overdrafts, the Group manages cash on a net basis by country, the accounts are part of the Group’s cash management strategy, and at the country level the Group is in a net cash positive position. Therefore, the Group has concluded that these overdrafts do not represent a form of financing and are appropriately presented as a component of cash and cash equivalents in accordance with paragraphs 7 to 9 of IAS 7 and as disclosed in note 11 of the Group’s 2019 Form 20-F and note 11 of its Form 6-K submitted September 3, 2020.

*****

Securities and Exchange Commission Division of Corporation Finance January 8, 2021 Page 4

If you have any questions, please do not hesitate to contact the undersigned at (202) 663-6474 or alan.wilson@wilmerhale.com.

Best regards,

/s/ Alan J. Wilson
Alan J. Wilson

cc:	John Rogers, WPP plc
Daniel Conaghan, WPP plc
Andrea Harris, WPP plc
Tom Macken, WPP plc
Robert Topley, Deloitte LLP
Christopher Davies, WilmerHale